SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 6*)


NAME OF ISSUER:  The Dewey Electronics Corporation

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  252063102000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Paul O. Koether
     Asset Value Management, Inc.
     376 Main Street
     P.O. Box 74
     Bedminster, New Jersey 07921                 (908) 234-1881

DATE OF EVENT WHICH REQUIRES FILING:    DECEMBER 20, 2002


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   252063102000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:    137,366

8.       SHARED VOTING POWER:      0

9.       SOLE DISPOSITIVE POWER:       137,366

10.      SHARED DISPOSITIVE POWER:          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   137,366

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   10.25%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.  SECURITY AND ISSUER.

     This Amendment No. 6 relates to the Schedule 13D filed on April 5, 2002 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") of the common stock, $.01 par value per share ("Shares") of The Dewey Electronics Corporation, a New York corporation (the "Company" or "Dewey"). The capitalized terms used in the Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.

Item 4. PURPOSE OF TRANSACTION.

     Item 4 is hereby amended by the addition of the following:

     On December 20, 2002, John W. Galuchie, Jr., Treasurer of Asset Value Management, Inc., wrote a letter to John H. D. Dewey, Chief Executive Officer of The Dewey Electronics Corporation.

     A copy of the letter is attached hereto as Exhibit D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended by the addition of the following:

     (a) As of the close of business on December 20, 2002, Asset Value beneficially owned 137,366 Shares, representing 10.25% of Shares reported as outstanding in the Company's Form 10-Q for the quarter ended September 30, 2002.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit  D -  Letter to John H. D. Dewey dated December 20, 2002.

                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 23, 2002


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   By: /s/ John W. Galuchie, Jr.
                                      --------------------------------
                                      John W. Galuchie, Jr.
                                      Treasurer and Secretary

                                                                       Exhibit D

                      ASSET VALUE FUND LIMITED PARTNERSHIP
                                 376 Main Street
                                   P.O. Box 74
                          Bedminster, New Jersey 07921
                                 (908) 234-0300
                               (908) 234-9355 Fax

                                                  December 20, 2002

Via Fax and Federal Express

John H. D. Dewey
Chief Executive Officer
The Dewey Electronics Corporation
27 Muller Road
Oakland, New Jersey 07436

                         Re: Demand for Stockholder List

Dear Mr. Dewey:

     The Asset Value Fund ("AVF") is currently the registered owner of 137,366 shares of The Dewey Electronics Corporation ("Dewey"), which represents approximately 10.2% of the outstanding shares of the Company. Under and pursuant to Section 624 of the Business Corporation Law of New York, AVF hereby demands the right, during the usual hours of business to inspect the following records and documents of Dewey and to make copies or extracts therefrom:

     1. A complete record or list of stockholders of Dewey (the "List"), certified by its transfer agent, showing the name and address of each stockholder and the number of shares of stock registered in the name of each stockholder as of the most recent date available at the time of inspection, as well as all transfer sheets showing all transfers of stock subsequent to the date of the List ("Transfer Sheets").

     2. A magnetic computer tape list of the holders of Dewey stock as of the most recent date available at the time of inspection, showing the name, address and number of shares held by each stockholder, such computer processing data as is necessary to make use of such magnetic tape, a printout of such magnetic computer tape for verification purposes and applicable Transfer Sheets as they become available.

     3. All information in Dewey's possession or control or which can reasonably be obtained from nominees of any central certificate depository system up to the date of inspection hereunder concerning the number and identity of the actual beneficial owners of Dewey stock, including a breakdown of any holdings in the name of Cede & Co., all bank nominees, all broker nominees, clearing institutions and other similar nominees or institutions, and a list or lists containing the name, address and number of shares attributable to any participant in any Dewey employee stock ownership or comparable plan in which the voting of such stock is controlled, directly or indirectly, individually or collectively, by the participants in the plan.

     4. All lists and other data in the possession or control of Dewey or reasonably obtainable or available pursuant to the Securities and Exchange Commission Rule 14b-1(c) of the names, addresses and number of shares of Dewey stock held by beneficial owners (the "non-objecting beneficial owners" or "NOBO" list).

     5. A "stop transfer" list relating to the shares of Dewey's stock and all additions, changes or corrections made thereto up to the date of inspection hereunder.

     6. A list of all holders of shares of Dewey's stock arranged in descending order as of the most recent date available at the time of inspection.

     AVF will bear the reasonable costs incurred by Dewey in connection with the production of the requested information.

     The purpose of this demand is to permit the undersigned to communicate with other stockholders of Dewey on matters relating to their interests as stockholders including AVF's concerns about the future direction of Dewey and its leadership.

     Please  advise  the   undersigned  as  to  where  and  when  the  requested
information will be available to it or AVF's designated agents.

     If within ten business days after the date hereof Dewey has not responded to this demand in a manner satisfactory to the undersigned and its agents, the undersigned or its agents will conclude that this demand has been refused and other proper steps will be taken to exercise the right to conduct the requested inspection.

     Please acknowledge receipt of this letter by signing the enclosed copy of this letter in the place indicated below and returning it to the undersigned.

                                            Very truly yours,

                                            ASSET VALUE FUND LIMITED PARTNERSHIP

                                            By: Asset Value Management, Inc.
                                                   General Partner

                                            By: /s/ John W. Galuchie, Jr.
                                                --------------------------------
                                                John W. Galuchie, Jr.
                                                Treasurer and Secretary

Receipt is hereby acknowledged
this ____ day of December, 2002

By: ________________________